

June 29, 2007

Mail Stop 7010

By U.S. Mail and facsimile (415) 989-3796

Dean L. Cash
Chief Executive Officer
ATEL 12, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re:** **ATEL 12, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 25, 2007**
> **File No. 333-142034**

Dear Mr. Cash:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Following the effectiveness of this registration statement, you will be subject to periodic reporting requirements pursuant to Section 15(d) of the Securities Exchange Act of 1934. We note that many of your affiliated funds, which are also subject to the reporting requirements of the Exchange Act, have not filed periodic reports within the timelines imposed by the Exchange Act, if at all.

Please add a risk factor discussing the untimely periodic reporting of your affiliated funds.

2. We note representations throughout your prospectus regarding the make-up of your investment portfolio (e.g., 25% involving green technologies and applications on page 38) and the characteristics of intended lessees (e.g., 60% for high quality corporate credits, 20% for growth capital financing investments, and 20% for real estate investments as disclosed on page 39). In an appropriate section of your prospectus, please provide a chart indicating your anticipated allocation among classes of lessees as well as the product and other (e.g., green technology) categories in which you will lease equipment, as well as a break-down of these latter categories among classes of lessees. Please also disclose whether these allocations are dependent upon the amount of proceeds raised in this offering.

3. We note your description of the "asset management fee" throughout your prospectus. It is unclear to us, however, that a fee based on gross revenues generated and net sales proceeds upon disposition of assets is a "management fee," which we understand to typically be based on an established percentage of assets under management, rather than a performance fee. Please revise to clarify the nature of the fees earned by your Manager. Please also revise your risk factor disclosure regarding "asset management fees" to clarify the link between leverage and increased revenues, as opposed to increased assets.

Cover Page

4. Please revise to state the specific date by which you must receive the minimum amount of proceeds to satisfy the escrow condition to your offering. See Exchange Act Rule 10b-9.

Summary of the Offering, page 7

5. Please revise the discussion of the expenses of ATEL that the fund will reimburse to specify the limitations on reimbursement. In addition, please specify the fee limits on the 4% management fee.

6. Please briefly state how you determined the offering price of your membership units.

Risk Factors, page 12

7. We note your statement on page 9 that in connection with some investments, you will acquire equity interests in borrowers and lessees. If ownership of such interests will present a risk to fund objectives, please expand your risk factor

disclosure to discuss the risks ownership of equity interests in borrowers and lessees present to your investors. In this regard, we note your disclosure on pages 15-16 regarding usury laws.

8. We note disclosure on page 50 regarding potential asset securitization transactions and entering into hedging instruments. If these activities present risks to your future operating results, please provide appropriate risk factor disclosure to apprise investors with a more thorough understanding of your activities.

Risks Relating to Tax Matters, page 19

9. Please revise to discuss each material risk under its own explanatory subheading, which should clearly state the risk to investors. The bullet point presentation does not adequately describe the risks to investors or provide sufficient detail regarding the risks.

10. Please also revise to disclose that an investor may have taxable income regardless of whether he or she receives a cash distribution from the fund.

Management Compensation, page 26

11. Please revise your disclosure under this heading to state the affiliates of the manager that may receive compensation, as well as the nature of their affiliation with the dealer-manager. Refer to Item 4.A of Securities Act Industry Guide 5.

Narrative Description of Compensation, page 26

12. We note the chart provided on page 28. Please expand your discussion of the manager's carried interest to provide the dilution disclosure contained in Item 506 of Regulation S-K. Refer also to Item 4.D of Industry Guide 5.

Investment Objectives and Policies, page 30
General Equipment Leasing Policies, page 31

13. We note disclosure in the prospectus indicating you anticipate leasing aircraft. Please revise under this heading to clarify if the transportation equipment included in the "low-technology, low-obsolescence" category includes your anticipated aircraft leasing operations.

Investment Objectives and Policies, page 30
Equipment Leasing Industry and Competition, page 42

14. Please provide us with support for the factual assertions regarding industry data for information obtained from the Equipment Leasing and Finance Association, as

well as any other sources. In addition, please revise to indicate whether this information is publicly available without charge.

15. We note your discussion of uncertainties facing the equipment financing industry, which you state includes "near term effects of conflict in the Middle East" and increased accounting and disclosure rules for public companies. Please revise your discussion to indicate how these factors affect the equipment financing industry, as they appear to affect all public companies generally.

Prior Program Diversification, page 46

16. Please revise the pie charts on pages 47-48 to include relevant percentages.

Organizational Diagram, page 53

17. Please revise the organizational diagram to clearly indicate the registrant's relationship to its predecessor funds. Refer to Item 5.B of Industry Guide 5.

18. On page 55, you state that the sole member of the Manager, which is ATEL Associates 12, LLC, is ATEL Capital Group, LLC. Please provide additional disclosures regarding this entity, including when this entity was formed and whether it is the controlling member of any other entities. Please tell us what consideration was given to providing the balance sheet of ATEL Capital Group, LLC.

Management, page 55
Changes in Management, page 59

19. Please revise to clarify any consequences arising from the removal or withdrawal of the Manager. For example, if any fees must be paid upon removal, revise to disclose the existence of this condition, as well as the amount of the fee.

Prior Performance Summary, page 60

20. Please update your discussion of ATEL Capital Equipment Fund XI to disclose the amount of proceeds received as of the date the offering was terminated. Please also update your discussion of prior fund performance to provide information as of the most recently completed fiscal year.

Federal Income Tax Consequences, page 68

21. Please make corresponding revisions to Exhibit 8.1, as applicable, with respect to comments issued under this heading.

22. We note that counsel has provided a short-form tax opinion, which is included as Exhibits 8.1 to the registration statement. As such, the disclosure in this section must be counsel's opinion and not merely a summary of the opinion or the tax consequences. In addition, the current disclosure does not clearly indicate which statements are the opinion of counsel, especially in light of the qualification as to which statements represent counsel's opinion set forth in the third to last paragraph of Exhibit 8.1. Please revise accordingly.

Opinions of Derenthal & Dannhauser LLP, page 68

23. Please revise to state counsel's opinion, and not merely indicate that counsel has provided the company with an opinion. In this regard, we note that the disclosure in the prospectus represents counsel's opinion, as counsel has delivered a short-form opinion.

24. We note the statement in the first sentence of the second paragraph that you have represented additional facts to counsel. This statement implies that these facts have not been disclosed in the prospectus. Please revise to disclose the additional facts.

25. Please revise your disclosure under this heading to disclose each specific item for which your tax counsel is unable to express an opinion and the underlying uncertainty in the federal tax laws with respect to such matters. Please also add risk factor disclosure regarding the consequences to investors of the inability of counsel to render its opinion on these matters.

Classification as a Partnership, page 69

26. We note the assumption in the last paragraph that the Fund will be classified as a partnership. This assumption is inappropriate, as it assumes a legal conclusion that is underlying the opinion. Please revise accordingly. Please also comply with this comment in the first sentence of the first paragraph under "Taxation of Investors" on page 71.

Allocations of Profits and Losses, page 70

27. We note your discussion of the operating agreement in the second complete paragraph on page 71. In light of these representations, it is not clear to us why tax counsel is unable to opine that the operating agreement's allocations "will" not be significantly modified if challenged by the IRS, rather than the current language that indicates significant doubt regarding the tax treatment of the allocations specified in the operating agreement. If possible, the disclosure should be revised to express a more certain conclusion of counsel with respect to allocations of profit and loss among members or, if counsel is unable to express

such an opinion, the disclosure should be revised to provide counsel's explanation for doubt with respect to this tax consequence as well as the extent of the uncertainty with respect to counsel's conclusion. In addition, if counsel is unable to revise its opinion with respect to this tax consequence, appropriate risk factor disclosure of its inability to do so should be made.

28. We note the statement under the final paragraph under this heading that "[t]he meaning and scope of the substantiality requirements under the Treasury Regulations are unclear at this time," but that "based on current Treasury Regulations" tax counsel believes that the Fund allocations do not present material substantiality issues. Please augment the discussion of the substantiality requirements to state the Treasury Regulations currently in effect, the reasons that the meaning and scope of such regulations are presently unclear, as well as the basis for tax counsel's conclusion that there are no material substantiality issues under these regulations.

Limitations on Deduction of Losses, page 72

29. Please revise your discussion of passive loss limitation rules to define "true leases," "portfolio income," and real estate activities, if any, in which you intend to participate that are not deemed passive activities. Please also revise to specify the circumstances in which income from equity interests will be treated as passive or portfolio income.

30. Please revise to clarify whether counsel was able to render an opinion regarding the classification of financing leases, secured loans, or equity interests. If counsel is unable to render an opinion with respect to these matters, the disclosure in the prospectus should clearly state this fact, as well as the reason why it is unable to opine with respect to these tax consequences and the possible outcomes and risks to investors of such consequences. Make similar revisions for all material tax matters on which counsel has not rendered an opinion, regardless of whether the present disclosure is silent with respect to counsel's opinion or if it presently states that counsel has provided no opinion, including under Tax Status of Leases and Cost Recovery on page 74, and Tax Consequences Respecting Equity Interests and Deductibility of Management Fees on page 75.

31. Please revise your discussion of hobby losses to state the basis for the statement that "there can be no assurance that the Fund will be deemed to be engaged in an activity for profit." Please expand your discussion of hobby losses to state tax counsel's opinion with respect to such matters. Please also revise your risk factor disclosure to address this possible consequence. In addition, to the extent that the purpose of the fund is not to attain profits, this fact should be disclosed under the risk factor discussion on the cover page of the prospectus and disclosure

throughout the prospectus should be revised to clearly disclose the purpose of an investment in the fund.

Cost Recovery, page 74

32. In an appropriate section of your prospectus, please revise to address the extent to which fund performance is reliant upon accelerated depreciation schedules under the Internal Revenue Code. Your disclosure in this regard should also address the extent to which tax planning will affect your investment decisions, as well as the consequences of such decisions for investors with respect to tax liability and the value of their investment.

Plan of Distribution, page 93

33. Please revise to state that ATEL Securities Corporation is an underwriter with respect to the offering and that the sales commissions and dealer fees it receives will be deemed underwriter compensation. In addition, please revise to provide the disclosures required by paragraphs (a) and (b) to Item 508 of Regulation S-K with respect to ATEL Securities Corporation.

34. If known, please identify the participating broker-dealers other than the Dealer-Manager and state the amount to be offered through each.

Additional Information, page 98

35. Please note that the address of the Commission's Public Reference Room is now 100 F Street, N.E., Washington, DC 20549.

Exhibit A
Prior Performance Information

36. Please assure that prior performance information agrees to the information included in the Form 10-Ks filed for each of the funds. For example, it appears that the 2006 net loss included for ATEL Capital Equipment Fund X is not the same amount as reflected in the corresponding Form 10-K

Part II
Undertakings, page II-2

37. Please revise to also provide the undertaking required by Items 512(a)(5)(ii) and (6) of Regulation S-K, as well as the full undertaking required by Item 20.D of Industry Guide 5.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-7322 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal (*via facsimile* 415/981-4840)
         Derenthal & Dannhauser
         One Post Street, Suite 575
         San Francisco, California 94104